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                              EXHIBIT 11

                        TOTAL CONTAINMENT, INC.
        STATEMENT RE:  COMPUTATION OF EARNINGS (LOSS) PER SHARE
                              (Unaudited)

                                           Three months ended       Six months ended
                                                June 30,               June 30,
                                                  1998                   1998
                                              (In thousands, except share data)
Basic:
Average shares outstanding                        4,643                   4,642

    Net income applicable to common
        shareholders                             $1,248                  $1,711

    Net income per share amount                   $0.27                   $0.37


Assuming dilution
Average shares outstanding                        4,643                   4,642
Effect of dilutive options                          256                     167

    Totals                                        4,899                   4,809

    Net income                                   $1,248                  $1,711

    Net income per share amount                   $0.25                   $0.36


The computation or earnings (loss) per share is not shown for the three or six month periods ended June 30, 1999 since the effect of options would be anti-dilutive.

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